UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-D

Asset-Backed Issuer Distribution Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the monthly distribution period from **September 1, 2007 to September 30, 2007**

333-145491-01
Commission File Number of Issuing Entity

Caterpillar Financial Asset Trust 2007-A
(Exact name of issuing entity as specified in its charter)

333-145491
Commission File Number of Depositor

Caterpillar Financial Funding Corporation
(Exact name of depositor as specified in its charter)

Caterpillar Financial Services Corporation
(Exact name of sponsor as specified in its charter)

Delaware	26-0683996
(State or other jurisdiction of incorporation of the issuing entity)	(IRS Employer Identification Number)

The Bank of New York (Delaware)
Attn: Corporate Trust Administration
100 White Clay Center
Route 273
Newark Delaware 19711
(Address of principal executive offices of the issuing entity)

(302) 283-8905
(Telephone number, including area code)

Registered/reporting pursuant to (check one)

Title of Class	Section 12(b)	Section 12(g)	Section 15(d)	Name of Exchange (If Section 12(b))
Class A-1			X	Not Applicable
Class A-2a			X	Not Applicable
Class A-2b			X	Not Applicable
Class A-3a			X	Not Applicable
Class A-3b			X	Not Applicable
Class B			X	Not Applicable

Indicate by a check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securites Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

PART I – DISTRIBUTION INFORMATION

Item 1. Distribution and Pool Performance Information.

Distribution and pool performance information with respect to the receivables that comprise the assets of Caterpillar Financial Asset Trust 2007-A are set forth in the attached Monthly Servicer's Certificate.

Introductory and explanatory information regarding the material terms, parties and distributions described in the Monthly Servicer's Certificate attached as Exhibit 99.1 is included in the Prospectus Supplement dated September 17, 2007 and the Prospectus dated September 17, 2007 relating to the Caterpillar Financial Asset Trust 2007-A Class A-1, Class A-2a, Class A-2b, Class A-3a, Class A-3b and Class B Notes filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

PART II – OTHER INFORMATION

Item 2. **Legal Proceedings.**

None

Item 3. **Sales of Securities and Use of Proceeds.**

None

Item 4. **Defaults Upon Senior Securities.**

None

Item 5. **Submission of Matters to a Vote of Security Holders.**

None

Item 6. **Significant Obligor of Pool Assets.**

None

Item 7. **Significant Enhancement Provider Information.**

None

Item 8. **Other Information.**

None

Item 9. **Exhibits.**

(a) Exhibits

99.1 Monthly Servicer's Certificate for the month of September 2007

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Funding Corporation
(Depositor)

By: /s/ David A. Kacynski
       David A. Kacynski
       Treasurer

Dated : October 25, 2007

EXHIBIT INDEX

<u>Exhibit No.</u>

99.1 Monthly Servicer's Certificate for the month of September 2007

Caterpillar Financial Asset Trust 2007-A
SERVICING REPORT

Record Date	September 30, 2007
Distribution Date	October 25, 2007
Transaction Month	1

Collection Period Month Begin	September 1, 2007
Collection Period Month End	September 30, 2007
Previous Payment Date (or Closing Date)	September 27, 2007
Actual Days in Accrual Period	28

ORIGINAL DEAL PARAMETERS

Initial Note Value	$659,848,257.38
Initial Aggregate Contract Balance	$662,424,010.37
Number of Contracts	7,423
Wtd. Avg. APR	8.01%
Wtd. Avg. Remaining Term	40
Annual Servicing Fee Rate	1.00%
Reserve Account Initial Deposit	$8,248,103.22
Specified Reserve Account Balance	$11,877,268.63
Class A-1 Note Original Principal Balance	$150,000,000.00
Class A-1 Note Rate	5.67225%
Class A-1 Note Final Scheduled Distribution Date	September 25, 2008
Class A-1 CUSIP Number	14911X AA 4
Class A-2a Note Original Principal Balance	$75,000,000.00
Class A-2b Note Original Principal Balance	$126,000,000.00
Class A-2a Note Rate	5.40%
Class A-2b Note Rate	One-month LIBOR + 0.42%
Class A-2 Note Final Scheduled Distribution Date	April 26, 2010
Class A-2a CUSIP Number	14911X AB 2
Class A-2b CUSIP Number	14911X AE 6
Class A-3a Note Original Principal Balance	$134,050,000.00
Class A-3b Note Original Principal Balance	$155,000,000.00
Class A-3a Note Rate	5.34%
Class A-3b Note Rate	One-month LIBOR + 0.47%
Class A-3 Note Final Scheduled Distribution Date	June 25, 2012
Class A-3a CUSIP Number	14911X AC 0
Class A-3b CUSIP Number	14911X AF 3
Class B Note Original Principal Balance	$19,798,000.00
Class B Note Rate	6.18%
Class B Note Final Scheduled Distribution Date	September 25, 2013
Class B CUSIP Number	14911X AD 8

INPUTS FROM PREVIOUS PERIOD SERVICER REPORT

Note Value	$659,848,257.38
Aggregate Contract Balance	$662,424,010.37
Number of Contracts	7,423
Wtd. Avg. APR	8.01%
Wtd. Avg. Remaining Term	40
Reserve Account Balance	$8,248,103.22
Class A-1 Note Outstanding Principal Balance	$150,000,000.00
Class A-1 Note Interest Shortfall	$0.00

Class A-2a Note Outstanding Principal Balance	$75,000,000.00
Class A-2a Note Interest Shortfall	$0.00
Class A-2b Note Outstanding Principal Balance	$126,000,000.00
Class A-2b Note Interest Shortfall	$0.00
Class A-3a Note Outstanding Principal Balance	$134,050,000.00
Class A-3a Note Interest Shortfall	$0.00
Class A-3b Note Outstanding Principal Balance	$155,000,000.00
Class A-3b Note Interest Shortfall	$0.00
Class B Note Outstanding Principal Balance	$19,798,000.00
Class B Note Interest Shortfall	$0.00
Servicing Fee Shortfall	$0.00

CURRENT COLLECTION PERIOD ACTIVITY

Class A-2b Interest rate	5.53847%
Class A-3b Interest rate	5.58847%
Total Interest Collections	$4,349,565.45
Total Principal Collections	$20,957,764.69
Residual Collections	$0.00
Warranty Repurchases Contracts	$0.00
Administrative Repurchases	$0.00
Liquidation Proceeds	$1,250.00
Reserve Account Reinvestment Income	$4,394.67
Net Swap Receipt, if any	$1,118,670.05
Total Available Amount	$26,431,644.86
Beginning Note Value	$659,848,257.38
Ending Note Value	$638,890,492.69
Beginning Aggregate Contract Balance	$662,424,010.37
Ending Aggregate Contract Balance	$641,400,656.38
Number of Contracts at Beginning of Period	7,423
Number of Contracts at End of Period	7,338
Wtd. Avg. APR	8.01%
Wtd. Avg. Remaining Term	39
Cumulative Prepayment Rate	3.95%
Aggregate Scheduled Amounts 31-60 days past due	$16,342,372.51
Aggregate Scheduled Amounts 61- 90 days past due	$20,560.80
Aggregate Scheduled Amounts 91-120 days past due	$0.00
Aggregate Scheduled Amounts 121days or more past due	$0.00
Net Losses on Liquidated Receivables this Period	$0.00
Repossessed Equipment not Sold or Reassigned (Beginning)	$0.00
Repossessed Equipment not Sold or Reassigned (End)	$0.00

CALCULATION OF DISTRIBUTABLE AMOUNTS

Servicing Fee Due	$549,873.55
Is CFSC or Affiliate Servicer (Yes / No)?	Yes
Has Reserve Account Reached the Specified Reserve Account Balance (Yes / No)?	No
Administration Fee	$500.00
Amount of Net Swap Payment, if any,	$1,051,716.56
Amount of Senior Swap Termination Payment paid by issuing Entity	$0.00
Amount of Subordinated Swap Termination Payment paid by Issuing Entity	$0.00

Class A-1 Noteholders' Monthly Interest Distributable Amount	$661,762.50
Class A-1 Noteholders' Interest Carryover Shortfall	$0.00
Class A-1 Noteholders' Interest Distributable Amount	$661,762.50
Class A-2a Noteholders' Monthly Interest Distributable Amount	$315,000.00
Class A-2a Noteholders' Interest Carryover Shortfall	$0.00
Class A-2a Noteholders' Interest Distributable Amount	$315,000.00
Class A-2b Noteholders' Monthly Interest Distributable Amount	$542,770.06
Class A-2b Noteholders' Interest Carryover Shortfall	$0.00
Class A-2b Noteholders' Interest Distributable Amount	$542,770.06
Class A-3a Noteholders' Monthly Interest Distributable Amount	$556,754.33
Class A-3a Noteholders' Interest Carryover Shortfall	$0.00
Class A-3a Noteholders' Interest Distributable Amount	$556,754.33
Class A-3b Noteholders' Monthly Interest Distributable Amount	$673,721.11
Class A-3b Noteholders' Interest Carryover Shortfall	$0.00
Class A-3b Noteholders' Interest Distributable Amount	$673,721.11
Class A Noteholders' Monthly Interest Distributable Amount	$2,750,008.00
Class A Noteholders' Interest Carryover Shortfall	$0.00
Class A Noteholders' Interest Distributable Amount	$2,750,008.00
First Priority Principal Distribution Amount	$1,159,507.31
Class B Noteholders' Monthly Interest Distributable Amount	$95,162.39
Class B Noteholders' Interest Carryover Shortfall	$0.00
Class B Noteholders' Interest Distributable Amount	$95,162.39
Regular Principal Distribution Amount	$19,798,000.00
Net Excess Spread Amount	$1,026,619.68
Total Required Payment	$25,404,767.80
Draw from Reserve Account	$0.00
Total Distribution Amount	$26,431,644.86
Excess Cash flow deposited to Certificate Distribution Account	$257.38

DISTRIBUTIONS FROM COLLECTION ACCOUNT

1. Servicing Fee	$549,873.55
2. Administration Fee	$500.00
3. Net Swap Payment, if any	$1,051,716.56
4a. Pro Rata Class A Noteholders' Interest Distributable Amount to Class A Noteholders	$2,750,008.00
4b. Senior Swap Termination Payment to Swap Counterparty	$0.00
5. First Priority Principal Distribution Amount to Principal Distribution Account	$1,159,507.31
6. Class B Noteholders' Interest Distributable Amount to Class B Noteholders	$95,162.39
7. Regular Principal Distribution Amount to Principal Distribution Account	$19,798,000.00
8. Deposit to Reserve Account	$1,026,619.68
9. Pro rata, (a) Indenture Trustee Fees and (b) State Taxes	$0.00

11. Subordinated Swap Termination Payment, if any	$0.00
12. Deposit to Certificate Distribution Account	$257.38

DISTRIBUTIONS FROM PRINCIPAL DISTRIBUTION ACCOUNT

1. Principal to Class A-1 Noteholders	$20,957,507.31
a. Principal to Class A-2a Noteholders	$0.00
b. Principal to Class A-2b Noteholders	$0.00
a. Principal to Class A-3a Noteholders	$0.00
b. Principal to Class A-3b Noteholders	$0.00
5. Principal to Class B Noteholders	$0.00
6. Deposit to Certificate Distribution Account	$0.00

RECONCILIATION OF RESERVE ACCOUNT

Beginning Reserve Account Balance	$8,248,103.22
Draw from Reserve Account to cover shortfalls	$0.00
Interim Specified Reserve Account Balance	$11,877,268.63
Deposit to Reserve Account Needed	$1,026,619.68
Deposit to Reserve Account from Collection Account	$1,026,619.68
Specified Reserve Account Balance	$11,877,268.63
Reserve Account Release deposited into Certificate Distribution Account	$0.00
Ending Reserve Account Balance	$9,274,722.90

SUMMARY OF DISTRIBUTIONS

Servicing Fee Paid to Servicer	$549,873.55
Servicing Fee Shortfall	$0.00
Administration Fee	$500.00
Net Swap Payment, if any	$1,051,716.56
Senior Swap Termination Payment, if any	$0.00
Class A-1 Interest Paid	$661,762.50
Class A-1 Interest Shortfall	$0.00
Class A-1 Principal Paid	$20,957,507.31
Ending Class A-1 Principal Balance	$129,042,492.69
Class A-2a Interest Paid	$315,000.00
Class A-2a Interest Shortfall	$0.00
Class A-2a Principal Paid	$0.00
Ending Class A-2a Principal Balance	$75,000,000.00
Class A-2b Interest Paid	$542,770.06
Class A-2b Interest Shortfall	$0.00
Class A-2b Principal Paid	$0.00
Ending Class A-2b Principal Balance	$126,000,000.00
Class A-3a Interest Paid	$556,754.33
Class A-3a Interest Shortfall	$0.00
Class A-3a Principal Paid	$0.00
Ending Class A-3a Principal Balance	$134,050,000.00
Class A-3b Interest Paid	$673,721.11
Class A-3b Interest Shortfall	$0.00
Class A-3b Principal Paid	$0.00
Ending Class A-3b Principal Balance	$155,000,000.00

Class B Interest Paid	$95,162.39
Class B Interest Shortfall	$0.00
Class B Principal Paid	$0.00
Ending Class B Principal Balance	$19,798,000.00
Subordinated Swap Termination Payment, if any	$0.00
Deposit to Certificate Distribution Account	$257.38

CERTIFICATEHOLDER INFORMATION

CALCULATION OF DISTRIBUTABLE AMOUNTS

Deposit to Certificate Distribution Account from Collection Account	$257.38
Deposit to Certificate Distribution Account from Principal Distribution Account	$0.00
Deposit to Certificate Distribution Account from Reserve Account	$0.00
Total Deposit to Certificate Distribution Account	$257.38

DISTRIBUTIONS FROM CERTIFICATE DISTRIBUTION ACCOUNT

Amounts Paid to Certificateholders	$257.38

NOTEHOLDER INFORMATION

(i) Amount of principal being paid on Notes

(a) Class A-1 Notes (CUSIP No. 14911X AA 4)	$20,957,507.31
per $1,000 original principal balance	$139.72
(b) Class A-2a Notes (CUSIP No. 14911X AB 2)	$0.00
per $1,000 original principal balance	$0.00
(c) Class A-2b Notes (CUSIP No. 14911X AE 6)	$0.00
per $1,000 original principal balance	$0.00
(d) Class A-3a Notes (CUSIP No. 14911X AC 0)	$0.00
per $1,000 original principal balance	$0.00
(e) Class A-3b Notes (CUSIP No. 14911X AF 3)	$0.00
per $1,000 original principal balance	$0.00
(f) Class B Notes (CUSIP No. 14911X AD 8)	$0.00
per $1,000 original principal balance	$0.00
(g) Total	$20,957,507.31

(ii) Amount of interest being paid on Notes

(a) Class A-1 Notes (CUSIP No. 14911X AA 4)	$661,762.50
per $1,000 original principal balance	$4.41

(b) Class A-2a Notes (CUSIP No. 14911X AB 2)	$315,000.00
per $1,000 original principal balance	$4.20
(c) Class A-2b Notes (CUSIP No. 14911X AE 6)	$542,770.06
per $1,000 original principal balance	$4.31
(d) Class A-3a Notes (CUSIP No. 14911X AC 0)	$556,754.33
per $1,000 original principal balance	$4.15
(e) Class A-3b Notes (CUSIP No. 14911X AF 3)	$673,721.11
per $1,000 original principal balance	$4.35
(f) Class B Notes (CUSIP No. 14911X AD 8)	$95,162.39
per $1,000 original principal balance	$4.81
(g) Total	$2,845,170.39
(iii) (a) Aggregate Contract Balance at beginning of related collection period	$662,424,010.37
(b) Aggregate Contract Balance at end of related collection period	$641,400,656.38
(c) Note Value at beginning of related collection period	$659,848,257.38
(d) Note Value at end of related collection period	$638,890,492.69
(iv) Before and after giving effect to distributions on this Distribution Date	
(a) (1) outstanding principal amount of Class A-1 Notes	$150,000,000.00
(2) outstanding principal amount of Class A-1 Notes	$129,042,492.69
(3) Class A-1 Note Pool Factor	1.00
(4) Class A-1 Note Pool Factor	0.86
(b) (1) outstanding principal amount of Class A-2 Notes	$201,000,000.00
(2) outstanding principal amount of Class A-2 Notes	$201,000,000.00
(3) outstanding principal amount of Class A-2a Notes	$75,000,000.00
(4) outstanding principal amount of Class A-2a Notes	$75,000,000.00
(5) Class A-2a Note Pool Factor	1.00
(6) Class A-2a Note Pool Factor	1.00
(7) outstanding principal amount of Class A-2b Notes	$126,000,000.00
(8) outstanding principal amount of Class A-2b Notes	$126,000,000.00
(9) Class A-2b Note Pool Factor	1.00
(10) Class A-2b Note Pool Factor	1.00
(c) (1) outstanding principal amount of Class A-3 Notes	$289,050,000.00
(2) outstanding principal amount of Class A-3 Notes	$289,050,000.00
(3) outstanding principal amount of Class A-3a Notes	$134,050,000.00
(4) outstanding principal amount of Class A-3a Notes	$134,050,000.00
(5) Class A-3a Note Pool Factor	1.00
(6) Class A-3a Note Pool Factor	1.00
(7) outstanding principal amount of Class A-3b Notes	$155,000,000.00
(8) outstanding principal amount of Class A-3b Notes	$155,000,000.00
(9) Class A-3b Note Pool Factor	1.00
(10) Class A-3b Note Pool Factor	1.00
(d) (1) outstanding principal amount of Class B Notes	$19,798,000.00
(2) outstanding principal amount of Class B Notes	$19,798,000.00

(3) Class B Note Pool Factor	1.00
(4) Class B Note Pool Factor	1.00
(v) Amount of Servicing Fee paid	$549,873.55
(vi) Amount of Administration fee being paid	$500.00
(vii) Amount of Net Swap Payment	$1,051,716.56
(viii) Amount of Swap Termination Payments paid by the Issuing Entity	$0.00
(ix) Other expenses being paid	$0.00
(x) Cumulative Prepayment Rate for the related Collection Period	3.95%
(xi) Three-Month Rolling Over 60-day deliquency Percentage	0.00%
(xii) Aggregate Amount of Realized Losses for the related Collection Period	$0.00
(xiii) Aggregate amount of Cumulative Realized Losses through the related Collection period	$0.00
(xiv) Aggregate Purchase Amounts for related Collection Period	$0.00
(xv) (a) Balance of Reserve Account at beginning of related Collection Period	$8,248,103.22
(b) Balance of Reserve Account at end of related Collection Period	$9,274,722.90
(xvi) Specified Reserve Account Balance at end of related Collection Period	$11,877,268.63